

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2011

<u>Via E-Mail</u>
Mr. Jonathan E. Baliff
Chief Financial Officer
Bristow Group Inc.
2000 West Sam Houston Parkway South
Suite 1700
Houston, Texas 77042

     Re: Bristow Group Inc.
               Form 10-K for the year ended March 31, 2011
               Filed May 20, 2011
               File No. 001-31617

Dear Mr. Baliff:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Linda Cvrkel

                                   Linda Cvrkel
                                   Branch Chief